Exhibit 19

Sypris Solutions, Inc.
Insider Trading and Securities Compliance Policy

Purpose

This Insider Trading and Securities Compliance Policy (the "Policy") provides guidelines with respect to transactions in the securities of Sypris Solutions, Inc. (the "Company") and the handling of confidential information about the Company and the companies with which the Company does business. The Company's Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from:

●	trading in securities of that company; or

●	providing material nonpublic information to other persons who may trade on the basis of that information (also known as “tipping”).

Persons Subject to the Policy

This Policy applies to all officers of the Company and its subsidiaries, all members of the Company's Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person's household and entities controlled by a person covered by this Policy, as described below.

Transactions Subject to the Policy

This Policy applies to all transactions in the Company's securities (collectively referred to in this Policy as "Company Securities"), including the Company's common stock, restricted stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debt and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.

Administration of the Policy

The Corporate Compliance Manager shall serve as the Compliance Officer for the purposes of this Policy, and in her absence, the Vice President and Chief Financial Officer or another employee designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

When in doubt about a matter covered by this Policy, or if you have questions, please contact the Compliance Officer before engaging in any transaction involving Company Securities. See “Company Assistance” below.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading "Consequences of Violations."

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company or its subsidiaries (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is aware of material nonpublic information relating to the Company or its subsidiaries may, directly, or indirectly through family members or other persons or entities:

●

engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings "Transactions Under Company Plans," "Transactions Not Involving a Purchase or Sale" and "Rule 10b5-1 Plans;"

●	recommend the purchase or sale of any Company Securities;

●

disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company the (“Disclosure Policy”); or

●	assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company or its subsidiaries (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information

Material Information. Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	financial results of the Company, including quarterly and annual results;
●	a major contract or subcontract award;
●	a pending or proposed merger, acquisition or disposition transaction;
●	a pending or proposed joint venture or strategic alliance;
●	a restructuring of the Company;
●	a significant related party transaction;
●	the declaration of a dividend, stock split, or an offering of Company Securities;
●	a financing transaction;
●

any significant developments or changes regarding any repurchase program for Company Securities (such as planned repurchases, increases or decreases in the program’s authorization, suspensions and similar changes);

●	a change in management;
●	a change in auditors or notification that the auditor's reports may no longer be relied upon;
●	development of a significant new product, process, technical innovation or service;
●	pending or threatened significant litigation, or the resolution of such litigation;
●	impending bankruptcy or the existence of severe liquidity problems;
●	the gain or loss of a significant customer or supplier;
●	the imposition of a ban on trading in Company Securities or the securities of another company; and
●	forward-looking information regarding the financial performance of the Company, such as earnings guidance, projections or “outlook” for future financial results.

References in this list to the Company or otherwise in the context of assessing whether information is material shall mean the Company and/or its subsidiaries and business units, as the context requires.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a press release, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the Securities and Exchange Commission (“SEC”) (such as Form 8-K, Form 10-Q and Form 10-K). By contrast, information would likely not be considered widely disseminated if it is available only to the Company's employees, or if it is only available to a select group of persons. In addition, please be aware that disclosure on the Company’s website, by itself, may not be considered wide dissemination.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Precautions to Prevent Misuse or Unauthorized Disclosure

When a person covered under this policy has exposure to material nonpublic information, that individual should consider taking extra precautions to prevent misuse or unauthorized disclosure, including:

●	maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;
●	avoiding discussing confidential matters in areas were conversation could be overheard;
●	restricting information to persons within the Company whose jobs do not require them to have that information (i.e., on a “need to know” basis); and
●	refrain from making any statement on the Internet or via social media (e.g. Twitter, Facebook) regarding the Company, as it may be seen as a recommendation to buy or sell the Company’s securities.

Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as "Family Members"). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as "Controlled Entities"), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Gifts of Company Securities

Gifts of Company Securities, whether to charitable institutions or to friends and family members (including into any trust), may not technically constitute insider trading but may be inappropriate when an Insider is in possession of material nonpublic information. Thus, the normal restrictions applicable to purchases and sales also apply to gifts of Company Securities.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of a stock option acquired pursuant to the Company's plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. Similarly, this Policy does not apply to the exercise of options on a “net exercise” basis pursuant to which a person either (i) delivers outstanding shares of common stock to the Company or (ii) authorizes the Company to withhold from issuance shares of common stock issuable upon exercise of the option, in either case, having a fair market value on the date of exercise equal to the aggregate exercise price. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of vested stock awards.

Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading "Additional Procedures" below, however, will cease to apply to transactions in Company Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions applicable at the time of the termination of service.

Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in Company Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" within the organization if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if directors, officers or other employees of the Company engage in certain types of transactions. It therefore is the Company's policy that directors, officers or other employees of the Company may not engage in any of the following transactions:

Short-Term Trading. Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, any director, officer or other employee of the Company who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or other employee of the Company is trading based on material nonpublic information and focus his or her attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds or other transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Such hedging transactions may permit a director, officer or other employee of the Company to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or other employee may no longer have the same objectives as the Company's other shareholders. Therefore, directors, officers or other employees of the Company are prohibited from engaging in any such transactions.

The following applies only to designated insiders (“Insiders”) who have been notified they are Insiders by the Compliance Officer, which includes but is not limited to, directors, executive officers, Section 16 reporting persons, officers of Sypris Technologies and Sypris Electronics, all Sypris Solutions, Inc. personnel who are employed in the corporate office and others who have routine access to material information.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, Insiders are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan, except as may be pre-approved by the Audit Committee of the Board of Directors of the Company.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an Insider is in possession of material nonpublic information. The Company therefore discourages Insiders from placing standing or limit orders on Company Securities. If an Insider subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading "Additional Procedures."

Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to Insiders (and their Family Members and Controlled Entities).

Pre-Clearance Procedures. Insiders, as well as their Family Members and Controlled Entities, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If an Insider seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

Pre-clearance does not, in any circumstance, relieve anyone of their legal obligation to refrain from trading while in possession of material nonpublic information. When a request for pre-clearance is made, the Insider should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Compliance Officer. Pre-clearance approvals will go “stale” if more than 3 business days have lapsed before the transaction is executed or if the Insider obtains material non-public information prior to executing the transaction and will then need to seek a new pre-clearance.

Quarterly Blackout Period Restrictions. The persons designated by the Compliance Officer as subject to this blackout period restriction, as well as their Family Members or Controlled Entities, may not conduct any transactions involving Company Securities (other than as specified by this Policy), during a "Blackout Period" beginning fifteen calendar days prior to the end of each fiscal quarter and ending on the second business day following the date of the public release of the Company's earnings results for that quarter.

Under certain very limited circumstances, an Insider subject to this restriction may be permitted to trade during a Blackout Period, but only if the Compliance Officer concludes that the Insider does not in fact possess material nonpublic information. Insiders wishing to trade during a Blackout Period must contact the Compliance Officer for approval at least two business days in advance of any proposed transaction involving Company Securities.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few Insiders. So long as the event remains material and nonpublic, the Insiders designated by the Compliance Officer may not trade Company Securities. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In that situation, the Compliance Officer may notify these Insiders that they should not trade in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period. Please note that Blackout Periods are compliance requirements of the Company and do not create or constitute a legal right to trade when they are not in effect. Accordingly, and for the avoidance of doubt, even when a Blackout Period is not in effect, if you are in possession of material non-public information, you may not trade in the Company’s securities.

Exceptions. The quarterly blackout period restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings "Transactions Under Company Plans" and "Transactions Not Involving a Purchase or Sale." Further, the requirement for pre-clearance, the quarterly blackout period restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading "Rule 10b5-1 Plans."

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, an Insider must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a "Rule 10b5-1 Plan"). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information or otherwise at a time when trading is not restricted under this Policy. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any adoption of a new Rule 10b5-1 Plan, or amendment (including early termination) to any existing Rule 10b5-1 Plan, must be submitted for approval five days prior to the entry into the Rule 10b5-1 Plan or amendment. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer, who can be reached by telephone at (502) 329-2029 or by e-mail at andrea.luescher@sypris.com.

Addendum to Sypris Solutions, Inc.

Insider Trading and Securities Compliance Policy

For Section 16 Reporting Persons and Affiliates

As you know, there are specific requirements of the federal securities laws which are applicable to Section 16 reporting persons and “affiliates” of the Company. These requirements are in addition to the general prohibition on insider trading contained in the federal and state securities laws. The Company’s Insider Trading and Securities Compliance Policy is intended to assist you with your compliance with insider trading prohibitions generally. This Addendum to that Policy is intended to assist you with your compliance with the additional requirements applicable to you as a Section 16 reporting persons and “affiliate” of the Company.

Section 16 of the Securities Exchange Act of 1934 (“Section 16”) contains individual reporting requirements for ownership and trading of Sypris’ securities, imposes personal liability for “short swing” trading profits (in any six-month period) and prohibits certain types of trades commonly referred to as “short-sales.” The rules and interpretations under Section 16 are complex and we encourage you to consult the Compliance Officer and/or seek expert advice before making your own determinations under Section 16.

Who is covered by Section 16?

Section 16 generally applies to all directors and greater than 10% stockholders of public companies. Section 16 also applies to “officers” of public companies, and generally includes all senior executive officers. Based on SEC rules and guidance, the Board of Directors of the Company makes the determination as to which officers of the Company are “officers” for purposes of Section 16. If the Board determines that you are an “officer” for Section 16 purposes, you will be notified of this determination and your status as a Section 16 officer.

What reports does Section 16 require you to file?

The obligation to file ownership and trading reports is imposed directly on you and not on the Company. However, the Company will endeavor to assist you in fulfilling your filing obligations. The reporting obligation extends to any equity securities of the Company in which you have a pecuniary interest. This includes not only common stock (which includes restricted stock), but also stock options, warrants, convertible securities, preferred stock and stock appreciation rights.

Three types of reports are required:

►

Initial Report of Ownership: The initial report must be filed with the SEC on Form 3 within 10 business days after you assume the position of director, officer or 10% stockholder of Sypris. The report is required even if you do not own any Sypris stock at that time.

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Reporting Transactions: A report on Form 4 must also be made by you if there is a change in your beneficial ownership of shares of Sypris. For example, you are required to file a report if you purchase or sell Sypris common stock or exercise a stock option. You will also be required to report any equity swap transactions relating to Sypris securities. A report on Form 4 must be filed by the end of the second business day following the day on which a change in beneficial ownership occurs.

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Annual Reports: A report on Form 5 must also be filed by you within 45 days after the end of the calendar year (the fiscal year for Sypris) to report any changes in your beneficial ownership that have not been previously reported. These changes would include changes that were not required to be (and were not voluntarily) reported on a Form 4 during the year.

Under the SEC’s disclosure rules, Sypris is required to report each failure to timely file these reports in the Company’s proxy statement and Form 10-K. To avoid the need to make such potentially embarrassing disclosures, it is particularly important that officers and directors understand and comply with the SEC’s reporting requirements.

Section 16 reports are filed with the SEC, are publicly available on the SEC’s website and widely distributed and reviewed by public agencies. Sypris is also required to make the reports available on its website.

The Law and Compliance Department (the “Department”) at Sypris, will assist you in preparing and filing your Forms 3, 4 and 5. However, please note that the Department can only assist you if you ensure that you communicate information about your holdings and transactions in the Company’s equity securities in a timely manner. Accordingly, please notify the Department of any proposed transactions in Sypris stock by contacting the Department in advance in accordance with the Company’s trading policies and procedures.